Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Unisys Corporation Savings Plan:

We consent to the incorporation by reference in the registration statement (Nos. 333-192040) on Form S-8 of Unisys Corporation of our report dated June 27, 2016, with respect to the statements of net assets available for benefits of the Unisys Corporation Savings Plan as of December 31, 2015 and 2014, and the related statements of changes of net assets available for benefits for the years then ended, and the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015, which appears in the December 31, 2015 annual report on Form 11-K of the Unisys Corporation Savings Plan.

/s/ KPMG LLP

Philadelphia, PA

June 27, 2016